Exhibit 99.1

Catalyst announces appointment of Senior Vice President and Chief Financial Officer

RICHMOND, BC, June 19, 2015 /CNW/ - Catalyst Paper Corporation (TSX:CYT) today announced the appointment of Frank C. De Costanzo as Senior Vice President and Chief Financial Officer.

A seasoned treasury and finance executive with significant experience and banking relationships across the globe, Mr. De Costanzo joins Catalyst from Kinross Gold Corporation, one of the world's largest gold mining companies, where he has served as Vice President and Global Treasurer since 2010.

Prior to Kinross, he held a progression of senior financial roles with Pitney Bowes Inc., The Dai-Ichi Kangyo Bank, Ltd. and Union Bank of Switzerland AG in North America, Europe and Asia. Mr. De Costanzo holds a Bachelor of Science degree in Finance and a Master of Business of Administration degree.

"I am very pleased to welcome Mr. De Costanzo to Catalyst," said Joe Nemeth, President and Chief Executive Officer. "His depth of finance and treasury experience, combined with his extensive global relationships, and proven success at large and complex businesses will serve Catalyst well."

Frank will join Catalyst on July 20th, 2015.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor inquiries: Joe Nemeth, President & CEO, 604-247-4012, Joe.nemeth@catalystpaper.com; Media inquiries: Eduarda Hodgins, Director, Organization Development & Communications, 604-290-3547, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 13:03e 19-JUN-15